UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 30, 2015, announcing its preliminary financial results for the first quarter and three months ended March 31, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 4, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

FIRST QUARTER RESULTS 2015
HIGHLIGHTS
•	EBITDA +182% to USD 131.3 million - best quarterly performance since Q3 2008
•	Balance sheet strengthened and simplified post NYSE listing
•	New dividend policy commitment - at least 80% of net income over financial year
•	Euronav shares now fully tradable since 28 April on both NYSE and Euronext Brussels
ANTWERP, Belgium, 30 April 2015 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its preliminary financial results for the three months ended 31 March 2015.
Paddy Rodgers, CEO of Euronav said: "With the oil price down and demand up, tankers are benefiting. Ships on the water NOW can pay dividends NOW to reward shareholders for the support and confidence".
	The most important key figures are:

	in thousands of USD	First quarter 2015	First quarter 2014

	Revenue	204,521	106,051
	Other operating Income	2,488	1,879

	Voyage expenses and commissions	(21,916)	(23,800)
	Vessel operating expenses	(36,809)	(24,931)
	Charter hire expenses	(9,052)	(4,125)
	General and administrative expenses	(10,020)	(8,540)
	Net Gain (loss) on disposal of tangible assets	2,120	-

	EBITDA	131,332	46,534

	Depreciation	(49,116)	(33,444)
	EBIT (result from operating activities)	82,216	13,090

	Net finance expenses	(16,534)	(19,264)
	Share of profit (loss) of equity accounted investees	13,624	7,529
	Result before taxation	79,306	1,355

	Tax Benefit (Expense)	1,549	14
	Profit (loss) for the period	80,855	1,369

Attributable to:	Owners of the company	80,855	1,369
	Non-controlling intrests	-	-

The contribution to the result is as follows

in thousands of USD	First quarter 2015	First quarter 2014

Tankers	72,772	(5,889)
FSO	8,083	7,258
result after taxation	80,855	1,369

Information per share:

in USD per share	First quarter 2015	First quarter 2014

Weighted average number of shares (basic) *	148,065,537	89,747,361
EBITDA	0.89	0.52
EBIT (operating result)	0.56	0.15
result after taxation	0.55	0.02

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.
*The number of shares outstanding on 31 March 2015 is 159,208,949 (including 1,750,000 treasury shares).
For the first quarter 2015, the Company had a net result of USD 80.9 million or USD 0.55 per share (first quarter 2014: USD 1.4 million and USD 0.02 per share). EBITDA for the same period was USD 131.3 million (first quarter 2014: USD 46.6 million).
Euronav has applied the accounting standards IFRS 10 and IFRS 11 as of 1 January 2014. If the Company would have continued to apply the proportionate consolidation method for its joint ventures for the first quarter of 2015, the EBITDA would have been USD 153.8 million (first quarter 2014: USD 63.3 million) and the result after taxation would have remained the same.

EURONAV FLEET

The average daily time charter equivalent rates (TCE) can be summarized as follows:

In USD per day	First quarter 2015	First quarter 2014
VLCC
Average spot rate (in TI Pool)	50,845	34,777
Average time-charter rate*	44,547	42,444
Suezmax
Average spot rate**	41,944	26,800
Average time-charter rate*	41,593	27,350
* Including profit share where applicable	** Excluding technical offhire days

On 15 January 2015 the VLCC Antarctica (2009 - 315,981 dwt) was delivered to its new owners for conversion into an FPSO. Delivery was earlier than expected, resulting in an increased purchase price and a corresponding gain on disposal of assets of USD 2.1 million which was recorded in the first quarter of 2015.
On 26 February 2015 Euronav took delivery of the VLCC Hirado (2011 - 302,550 dwt) which was part of the acquisition of 4 modern Japanese-built VLCC vessels announced on 8 July 2014.
On 9 April 2015 Euronav took delivery of the VLCC Hakata (2010 - 302,550 dwt) which was the last vessel to be delivered to us as part of the acquisition of four modern Japanese-built VLCC vessels announced on 8 July 2014.
CORPORATE
On 20 January 2015 Euronav announced the commencement of its underwritten initial public offering in the United States of 13,550,000 ordinary shares.
On 23 January 2015 Euronav announced the upsizing (from the initially announced 13,550,000 shares to 16,260,000 shares) of its initial public offering in the United States as well as pricing of the offering at an issue price per share of USD 12.25. As of this date, Euronav's shares offered in the United States commenced trading on the New York Stock Exchange (the "NYSE") under the ticker symbol "EURN." On the same date Euronav launched its U.S. Exchange Offer which enabled shareholders to reposition their shares that are listed and tradeable on Euronext Brussels into shares listed and tradeable on the NYSE.
On 28 January 2015 Euronav announced the closing of its initial public offering of 18,699,000 shares at a public offering price of USD 12.25 per share for gross proceeds of USD 229,062,750. This included the exercise in full by the underwriters of their overallotment option of 2,439,000 shares.
On 31 January 2015 the 250 remaining outstanding fixed rate senior unsecured convertible bonds, due 2015 with a face value of USD 100,000, have been fully redeemed at par. Euronav held 18 of these bonds. As a result, since that date, no more convertible bonds remain outstanding.
On 6 February 2015 Euronav's share capital was increased following the contribution in kind of 30 perpetual convertible preferred equity instruments issued on 15 December 2013 which resulted in the issuance of 9,459,283 new ordinary shares. There are no more perpetual convertible preferred equity instruments outstanding.
On 19 February 2015 Euronav repaid the USD 235.5 million bond issued to partly finance the acquisition of 15 VLCCs. As the bond was issued below par and in accordance with IFRS, the Company amortized USD 20.4 million (non-cash) in the fourth quarter of 2014 bringing the amortization related to this bond for the full year 2014 to USD 31.9 million (non-cash) and a further USD 4.1 million (non-cash) in the first quarter of 2015.
On 30 March 2015 Euronav announced the results of its U.S. Exchange Offer. In total 42,919,647 shares that are listed and tradable on Euronext Brussels were repositioned into an equal number of shares listed and tradable on the NYSE.
As of 28 April 2015 Euronav shares trading on NYSE and/or on Euronext Brussels are fully fungible and are able to trade freely on both exchanges.

THE TANKER MARKET
The first quarter 2015 started strongly with a good winter market which was unaffected by the usual hiatus of the Chinese new year. The lower oil price opened up a contango in January which quickly closed as the lower price stimulated prompt demand which in turn lifted the price of physical oil for immediate delivery. Whilst this also increased the price of bunker fuel nevertheless owners benefitted from the increased demand for shipment.
The large crude tanker market displayed two important features during the first four months of 2015 - higher rates and greater confidence by owners. The sustainability of higher freight rates beyond Chinese New Year reflected improved fundamental demand and the confidence increasingly being felt by owners. Lower oil price boosting demand and lower bunker costs made this quarter the most positive since the third quarter of 2008.
OUTLOOK
The second quarter has continued the trend of the first quarter with a high degree of volatility but with good support for tanker rates through higher demand. In particular the number of ballast sea miles is going up which absorbs ship supply significantly.
So far, in the second quarter, the Euronav VLCC fleet operated by Tankers International pool earned on average USD 51,522 per day and 52.24% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market have earned on average USD 40,504 per day and 52.94% of the available spot days have been fixed.
There are a number of reasons to believe this trend can and should be sustained. Demand for crude is real and has crucially been growing. This has been demonstrated in the past 34 months. Indeed, several of the agencies have started to upgrade their oil demand forecasts. Secondly, the prospects of growing vessel supply over the next two years remain limited. Last, voyage distances are increasing, driving higher ton-miles. These factors underpin management confidence going forward.

Euronav's 2014 annual report can be downloaded on its website (www.euronay.com).

CONFERENCE CALL
Euronav will host a conference call at 9:30 a.m. EST / 3:30 p.m. CET on Thursday 30 April 2015 to discuss the results for the quarter.
The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of Euronav's website at http://investors.euronay.com/.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation.
Event Date:	30 April 2015
Event Time:	9:30 a.m. EST / 3:30 p.m. CET
Event Title:	"Euronav Q1 2015 Earnings Call"
Event Site/URL:	http://services.choruscall.com/links/euronav150430.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10063437. Pre-registration fields of information to be gathered are name, company and email.

Telephone participants who are unable to pre-register may dial in to 1-866-807-9684 on the day of the call. The international dial-in number is 1-412-317-5415.

A replay of the call will be available until 8 May 2015, beginning at 11:30 a.m. EST / 5:30 p.m. CET on 30 April 2015 by dialing 1-877-344-7529 or 1-412-317-0088 and referencing the conference number 10063437.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
* *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Extraordinary and Annual General Meetings of Shareholders 2015: Wednesday 13 May 2015

About Euronav

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 27 VLCCs (of which 1 in 50%-50% joint venture) and 23 Suezmaxes (of which 4 in 50%-50% joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Consolidated statement of financial position
(in thousands of USD except per share amounts)

	March 31, 2015	December 31, 2014
ASSETS

Current assets
Trade and other receivables	195,602	194,733
Current tax assets	32	36
Cash and cash equivalents	162,213	254,086
Non-current assets held for sale	-	89,000

Total current assets	357,847	537,855

Non-current assets
Vessels	2,290,455	2,258,334
Other tangible assets	1,132	1,226
Prepayments	8,001	16,601
Intangible assets	25	29
Receivables	264,736	258,447
Investments in equity-accounted investees	18,384	17,332
Deferred tax assets	8,006	6,536

Total non-current assets	2,590,739	2,558,505

TOTAL ASSETS	2,948,586	3,096,360

EQUITY and LIABILITIES

Equity
Share capital	173,046	142,441
Share premium	1,215,228	941,770
Translation reserve	(125)	379
Hedging reserve	-	-
Treasury shares	(46,062)	(46,062)
Other equity interest	-	75,000
Retained earnings	421,647	359,180
Equity attributable to owners of the Company	1,763,734	1,472,708

Current Liabilities
Trade and other payables	85,088	125,555
Tax liabilities	66	1
Bank loans	162,398	146,303
Convertible and other Notes	-	23,124
Provisions	508	412

Total current liabilities	248,060	295,395

Non-current liabilities
Bank loans	927,688	1,088,026
Convertible and other Notes	-	231,373
Other payables	464	489
Deferred tax liabilities	-	-
Employee benefits	2,091	2,108
Amounts due to equity-accounted joint ventures	5,880	5,880
Provisions	669	381

Total non-current liabilities	936,792	1,328,257

TOTAL EQUITY and LIABILITIES	2,948,586	3,096,360

Consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2015	2014
	Jan.1 - Mar 31, 2015	Jan.1 - Mar 31, 2014
Shipping revenue
Revenue	204,521	106,051
Gains on disposal of vessels/other tangible assets	2,122	-
Other operating income	2,488	1,879
Total shipping revenue	209,131	107,930

Operating expenses
Voyage expenses and commissions	(21,916)	(23,800)
Vessel operating expenses	(36,809)	(24,931)
Charter hire expenses	(9,052)	(4,125)
Losses on disposal of vessels/other tangible assets	(2)	-
Impairment on non-current assets held for sale	-	-
Depreciation tangible assets	(49,111)	(33,439)
Depreciation intangible assets	(5)	(5)
General and administrative expenses	(10,020)	(8,540)
Total operating expenses	(126,915)	(94,840)

RESULT FROM OPERATING ACTIVITIES	82,216	13,090

Finance income	643	242
Finance expenses	(17,177)	(19,506)
Net finance expenses	(16,534)	(19,264)

Share of profit (loss) of equity accounted investees (net of income tax)	13,624	7,529

PROFIT (LOSS) BEFORE INCOME TAX	79,306	1,355

Income tax benefit (expense)	1,549	14

PROFIT (LOSS) FOR THE PERIOD	80,855	1,369

Attributable to:
Owners of the company	80,855	1,369

Basic net income/(loss) per share	0.55	0.02
Diluted net income/(loss) per share	0.54	0.01

Weighted average number of shares (basic)	148,065,537	89,747,361
Weighted average number of shares (diluted)	150,117,560	91,497,361

Consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

Profit/(loss) for the period	80,855	1,369

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	-

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(504)	-2
Cash flow hedges - effective portion of changes in fair value	-	1,291
Equity-accounted investees - share of other comprehensive income	238	555

Other comprehensive income, net of tax	(266)	1,844

Total comprehensive income for the period	80,589	3,213

Attributable to:
Owners of the company	80,589	3,213

Consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Profit (loss) for the period	-	-	-	-	-	1,369	1,369	-	1,369
Total other comprehensive income	-	-	(2)	1,291	-	555	1,844	-	1,844
Total comprehensive income	-	-	(2)	1,291	-	1,924	3,213	-	3,213

Transactions with owners of the company
Issue of ordinary shares	41,645	308,355	-	-	-	-	350,000	-	350,000
Issue and conversion convertible Notes	30,369	154,231	-	-	-	(19,220)	165,380	-	165,380
Issue and conversion perpetual convertible preferred equity	-	-	-	-	-	-	-	75,000	75,000
Equity-settled share-based payment	-	-	-	-	-	1,099	1,099	-	1,099
Total transactions with owners	72,014	462,586	-	-	-	(18,121)	516,479	75,000	591,479

Balance at March 31, 2014	130,951	828,160	944	-	(46,062)	406,689	1,320,682	75,000	1,395,682

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2015	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	-	-	-	-	-	80,855	80,855	-	80,855
Total other comprehensive income	-	-	(504)	-	-	238	(266)	-	(266)
Total comprehensive income	-	-	(504)	-	-	81,093	80,589	-	80,589

Transactions with owners of the company
Issue of ordinary shares	20,324	208,739	-	-	-	(19,212)	209,851	-	209,851
Issue and conversion convertible Notes	-		-	-	-	-	-	-	-
Issue and conversion perpetual convertible preferred equity	10,281	64,719	-	-	-	-	75,000	(75,000)	-
Equity-settled share-based payment	-	-	-	-	-	586	586	-	586
Total transactions with owners	30,605	273,458	-	-	-	(18,626)	285,437	(75,000)	210,437

Balance at March 31, 2015	173,046	1,215,228	(125)	-	(46,062)	421,647	1,763,734	-	1,763,734

Consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2015	2014
	Jan.1 - Mar 31, 2015	Jan.1 - Mar 31, 2014
Cash flows from operating activities
Profit (loss) for the period	80,855	1,369

Adjustments for:	49,385	46,264
Depreciation of tangible assets	49,111	33,439
Depreciation of intangible assets	5	5
Impairment on non-current assets held for sale	-	-
Provisions	441	-
Tax benefits (expenses)	(1,549)	(14)
Share of profit of equity-accounted investees, net of tax	(13,624)	(7,529)
Net finance expense	16,534	19,264
Capital gain (loss) on disposal of assets	(2,120)	-
Equity-settled share-based payment transactions	587	1,099

Changes in working capital requirements	(28,011)	(28,934)
Change in cash guarantees	35	-
Change in trade receivables	802	2,447
Change in accrued income	(107,422)	(21,928)
Change in deferred charges	4,090	(16,609)
Change in other receivables	101,604	12,153
Change in trade payables	11,245	(6,233)
Change in accrued payroll	(1,103)	(538)
Change in accrued expenses	899	1,461
Change in deferred income	1,723	(1,573)
Change in other payables	(39,884)	1,886
Change in provisions for employee benefits	-	-

Income taxes paid during the period	148	110
Interest paid	(25,159)	(20,517)
Interest received	131	103
Dividends received from equity-accounted investees	275	9,200

Net cash from (used in) operating activities	77,624	7,595

Acquisition of vessels	(72,526)	(81,541)
Proceeds from the sale of vessels	91,065	-
Acquisition of other tangible assets	(54)	(88,099)
Acquisition of intangible assets	-	-
Proceeds from the sale of other (in)tangible assets	57	-
Loans from (to) related parties	6,210	(538)
Proceeds of disposals of joint ventures, net of cash disposed	-	-
Purchase of joint ventures, net of cash acquired	-	-

Net cash from (used in) investing activities	24,752	(170,178)

Proceeds from issue of share capital	229,063	350,000
Transaction costs related to issue of share capital	(19,212)	(8,305)
Proceeds from issue of perpetual convertible preferred equity	-	150,000
Transaction costs related to issue perpetual convertible preferred equity	-	(3,500)
Proceeds from new long-term borrowings	128,400	200,175
Repayment of long-term borrowings	(532,317)	(283,698)
Transaction costs related to issue of loans and borrowings	-	(680)
Dividends paid	(2)	(1)

Net cash from (used in) financing activities	(194,068)	403,991

Net increase (decrease) in cash and cash equivalents	(91,692)	241,408

Net cash and cash equivalents at the beginning of the period	254,086	74,309
Effect of changes in exchange rates	(181)	(80)

Net cash and cash equivalents at the end of the period	162,213	315,637